UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Wilmer J. Thomas, Jr.
        101 Selleck Hill Road
        Salisbury, Connecticut  06068

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):



   4.   Statement for Month/Year:

        December 2000

   5.   If Amendment, Date of Original (Month/Year):

         August 1997

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director (x) 10% Owner ( ) Officer (give title below)
        ( ) Other (specify below):

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


                                                                     5. Amount of
                     2. Trans-                                        Securities        6. Owner-
                      action   3. Trans-                             Beneficially      ship Form:
       1. Title of     Date      action   4. Securities Acquired     Owned at End     Direct (D) or  7. Nature of Indirect
         Security     (Month/     Code    (A) or Disposed of (D)       of Month       Indirect (I)    Beneficial Ownership
        (Instr. 3)   Day/Year) (Instr. 8)  (Instr. 3, 4 and 5)     (Instr. 3 and 4)    (Instr. 4)          (Instr. 4)
       -----------   --------- ---------- ----------------------   ----------------   -------------  ---------------------
                               Code   V   Amount (A)or(D)  Price
                               ----   -   ------ --------  -----





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                              10.
                                                                                                      9.     Owner-
                                                5.                                                  Number    ship
                  2.                          Number                                               of Deri- Form of    11.
                Conver-                     of Deriv-                                               vative   Deri-   Nature
                sion or                       ative                                                Securi-   vative    of
                 Exer-                        Secur-                                                 ties    Secur-   Indi-
                 cise     3.                  ities                            7.            8.    Benefi-    ity:    rect
         1.      Price  Trans-               Acquired         6.            Title and      Price    cially   Direct  Benefi-
      Title of    of    action      4.        (A) or       Date Exer-       Amount of    of Deriv- Owned at  (D) or   cial
       Deriv-   Deriv-   Date     Trans-     Disposed     cisable and      Underlying      ative    End of  Indirect Owner-
        ative    ative  (Month/   action      of (D)      Expiration       Securities     Security  Month     (I)     ship
      Security  Secur-   Day/      Code     (Instr. 3,    Date(Month/       (Instr. 3     (instr.  (Instr.  (Instr.  (Instr.
     (Instr. 3)   ity    Year)  (Instr. 8)   4 and 5)      Day/Year)         and 4)          5)       4)       4)      4)
     ---------- ------- ------- ----------  ----------  --------------- ----------------  -------- -------- -------- -------
                                 Code   V    (A)   (D)  Date
                                 ----   -    ---   ---  Exer-    Expir-        Amount or
                                                        cis-     ation         Number of
                                                        able     Date   Title  Shares
                                                        -----    ------ -----  ---------
     Series A     (1)  12/29/00            100,000     12/29/00        Common  571,428(2)   $ 10   100,000     D
     6% Con-                                                           Stock
     vertible                                                          $.01
     Preferred                                                         par
     Stock                                                             value


     Explanation of Responses:

   (1) The Series A 6% Convertible Preferred Stock has a stated value of $10 per share. The conversion price of the Preferred Stock is $1.75, subject to adjustment. Each share of Preferred Stock is convertible into such number of shares of Common Stock by dividing the stated value, plus accrued but unpaid dividends by the then effective conversion price. The terms of the Preferred Stock are set forth in the Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock.

   (2)  Subject to antidilution adjustment.

   SIGNATURE OF REPORTING PERSON:


   /s/ Wilmer J. Thomas, Jr.
   ------------------------------
       Wilmer J. Thomas, Jr.


   Dated:  January 10, 2001